United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 9, 2026		Director of Investor Relations

Analyst & Investor Tour 2026



Disclaimer

This presentation includes statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 ("PSLRA"). Many of those forward-looking statements can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "may," "will," "plan," "intend," "estimate," "target," "ambition," "potential," and similar expressions. Those statements appear in a number of places in this presentation and may include statements regarding our intent, belief or current expectations with respect to:

(a) the countries where we operate, especially Brazil and Canada;
(b) the global economy;
(c) the capital markets;
(d) mining and metals prices and their dependence on global industrial production, which is cyclical by nature;
(e) global competition in the markets in which Vale operates;
(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources; and;
(g) other factors or trends affecting our financial condition, liquidity, results of operations, business strategy, capital allocation, sustainability commitments and growth prospects.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, objectives and expectations. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

This cautionary statement is also applicable to any oral forward-looking statements made by or on behalf of Vale in connection with this presentation . Vale does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This presentation may also include certain financial measures that are not prepared in accordance with IFRS accounting standards. We present these measures because we believe they provide useful information to investors regarding our financial condition and results of operations. Non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS accounting standards.



Analyst & *Investor Tour* 2026

1. **Leading supplier of critical minerals**
   Shaun Usmar, CEO – VBM
2. **Competitiveness through-the-cycle**
   Alfredo Santana, Chief Operating Officer – VBM
3. **Scalability and exploration upside**
   Chris McCleave, Chief Technical Officer – VBM
4. **A dual-engine company**
   Marcelo Bacci, CFO – Vale S.A.

Leading supplier of critical minerals

Shaun Usmar

Chief Executive Officer

Vale Base Metals



Aerial view of Voisey's Bay operations

VALE

Welcome to our Newfoundland & Labrador operations

Voisey's Bay mining complex

- Polymetallic asset (nickel, cobalt & copper)
- Nickel/cobalt conc. shipped to Long Harbour
- 16 kt copper in concentrates[1] sold globally
- Underground extensions in 2021 & 2024



Connected by the Umiak
~32 kt dwt icebreaker vessel

Long Harbour Refinery

- Innovative hydrometallurgical process
- 40 kt of nickel, 2 kt of cobalt and 2.6 kt of copper[1]

[1] Figures refer to 2025.

VALE

Accelerated transformation positions VBM for growth

Diversified and resilient portfolio

Polymetallic exposure
with attractive commodity outlook

Vertically integrated
operations are reliable and flexible

Strategic supplier
for diverse global customer base

Portfolio reset
to deliver focus and value

Safe and consistent performance

Strong team
engaged and empowered

Company transformation
decentralized and reset cost base

Safe production delivered
for Cu & Ni

Unit cost outcomes
lower for Cu & Ni in Q1 2026

Low-risk and high-return growth

Refreshed approach
to planning, evaluation & licensing

Copper growth pipeline
low capital intensity and high IRRs

Exploration program
growing resources

Self-funded growth
supported by net debt/EBITDA <1x

VALE

A pivotal moment
for critical minerals



Megatrends and geopolitical landscape are structurally accelerating demand for metals

Continued industrial capacity building

- Growing manufacturing and metal production
- Significant installed tech supply-chain

Multilateral policy support to improve supply security in the West

- US FORGE
- G7 Production Alliance
- RESourceEU Action Plan

AI & Digital infrastructure

Data centers: from 5% to 14% of US power demand by 2030

Electrification & Grid

Higher copper intensity per unit of energy

Defense & security

NATO committing ~5% of GDP

Reshoring & Reindustrialization

New industrial capacity building

Source: S&P Global – Copper in the Age of AI: Challenges of Eletrification

VALE

Copper supply is not keeping up with industry depletion and demand growth…

Global primary production and demand

Mt Cu



35
30
25
20
15
10
5
0
+4 Mt
+10 Mt
Primary Supply (2025)
Depletion
Projects in Baseline Supply
Primary Supply (2035)
Primary Demand (2035)

+10 Mt new capacity required

Mine depletion and supply disruptions

- 4-6% estimated disruption

Longer development time for Cu projects

- ~17 years from discovery to first production
- ~5 years from feasibility studies to full production

Recent cost pressures to SxEw

- 15% of Cu supply comes from SxEw
- Acid represents ~13% of C1 costs in SxEw
- Acid prices have more than doubled in 2026

[1]Based on doubling of acid costs compared to the start of 2026

Source: Vale, Wood Mackenzie, S&P Global Energy & Market Intelligence

...while in nickel, Indonesian policies and cost pressure are supporting prices

Indonesian MHP cost

US$/t Ni



28
Ni
20
15
10
5
0
Before
Ore price formula
Sulfur costs[1]
New cost support

Indo HPAL is ~14% of global supply

Change in nickel ore price

- Inclusion of Iron, Chromium and Cobalt in ore prices
- Higher relative Ni price factor

Sulfur price and potential shortage

- >90% imported, mostly from conflict regions
- Sulfur prices have surpassed US$ 1,000/t

Cost structure changes

- Impacting existing and new supply
- HPAL capacity planned to achieve ~0.9Mt by 2030

[1]For a ~US$ 1,000/t sulfur price.
Source: Vale, Wood Mackenzie

Why
Vale Base Metals?



A diverse portfolio of quality assets



Thompson[2]
Voisey's Bay
Clydach
CANADA
UNITED KINGDOM
Sudbury
Long Harbour
London
Toronto
Port Colborne
JAPAN
Matsusaka
Salobo
PTVI[1]
INDONESIA
BRAZIL
Sossego
Onça Puma
Hu'u
Polymetallic assets
Copper assets
Corporate Offices

[1] VBM owns 33.9% equity stake in PTVI.
[2] Following a strategic review, third-party investment in Thompson announced on 19 February 2026 will convert VBM ownership to 18.9% upon completion with VBM securing feed through an offtake agreement.

A dedicated strategy leveraging our polymetallic portfolio


Grow Value
Per Share
Social License
Excellence
People
& Culture
Optimize Risk

High copper growth

- First-quartile producer
- Long-life assets
- Large-scale growth
- Low capital intensity

Leading polymetallic businesses

- Long-life assets
- Vertically integrated
- High-purity nickel, copper, cobalt and PGMs
- Strategic and low-risk jurisdictions

Low-cost Copper producer

Lowering costs through productivity and market conditions

All-in costs

'000 US$/t Cu



2.6
0.6
-0.6
1.0-1.5
2026 Guidance[1]
(further upside from by products price)
2024
2025
1Q26

Consistent production performance

- Double digit Cu production growth in 1Q26
- Sossego production increased ahead of 2H maintenance

Cost control in inflationary environment

- OPEX and CAPEX improvements delivered in Q1 2026
- No exposure to sulfuric acid price inflation

Significant by-products

- Robust Gold and PGM prices

[1] All-in costs before sustaining, net of by-products. Assuming gold prices of US$ 3,500/tr oz for 2026.

Advancing Copper portfolio

Roadmap to ~700ktpy of copper by 2035

Copper production[1]

kt


Approved/Under construction
350–380
15–25
30–50
5–15
20–30
420–500
~700
2026
Bacaba/ Sossego
Salobo CPF
Alemão 1st year
Poly metallics
2030
2035

Low capital intensity **(US$ 15k/t CuEq)**
High-return projects **(25-50+% IRR)**

Bacaba under construction
- Currently 30% complete

CPF advanced copper processing
- FID expected by mid-year

Alemão's large copper endowment
- First production expected in 2030

Ontario & Voisey's Bay productivity
- Contribution to copper growth

[1] Production increase relative to the baseline year (2026).

VALE

Polymetallic business

Leading supplier of critical minerals

A truly polymetallic business

Metal production – kt CuEq[1]


~400
~440
~450
~555
Others
Copper
Nickel
2024
2025
2026²
2030²

		2024	2025	2026[2]	2030[2]
kt	Ni (28)	160	177	175–200	210–250
kt	Cu (29)	83	89	80–90[3]	100–120[3]

Well-positioned in geopolitical landscape

- Integrated supply chain
- Diverse product portfolio and customer base
- Responsibly-sourced products

Competitive through-the-cycle

- Operational excellence driving performance
- Significant by-products production

Scalable growth & exploration upside

- Projects ramp-up (Onça Puma; Voisey's Bay)
- Mill capacity debottlenecking
- Further upside on resource endowment

[1] Copper equivalent volumes using consensus long term prices of US$ 10,638/t for copper; US$ 17,365/t for nickel; US$ 40,779/t for cobalt; US$ 3,448/tr oz for gold; 1,616/tr oz for Platinum and US$1,186/tr oz for Palladium.
[2] Assuming mid-point of the guidance for Nickel and Copper production. [3] Includes Copper, Cobalt, PGMs and precious Metals. Implicit in Copper production guidance of 350-380 kt in 2026 and 420-500 kt in 2030.

Polymetallic business
Integrated value chain strategically positioned



Thompson[2]
Voisey's Bay
Clydach
Sudbury
Long Harbour
Port Colborne
Matsusaka
JV
PTVI[1]
Onça Puma
Mine
Mill/Concentrator
Smelter
Refinery

Natural supplier into US and Europe

- Strategically located refining capacity
- Diverse product portfolio

Strategic position in Indonesia

- PTVI has the largest Indo Ni resources
- Long history of responsible operations

Counterbalancing geographical supply concentration

- Nickel: >60% Indonesia
- Cobalt: >75% DRC
- PGMs: >60% South Africa
- Copper: >30% Andeans

[1] VBM owns 33.9% equity stake in PTVI. [2] Following a strategic review, third-party investment in Thompson announced on 19 February 2026 will convert VBM ownership to 18.9% upon completion with VBM securing feed through an offtake agreement.

VALE

Polymetallic business

Responsibly-sourced products serving a diverse customer base

Diverse product portfolio supporting megatrends

2025 polymetallic business revenue
(by product type) [1]



Copper
23%
54%
Nickel
23%
PGMs, Precious & others

Customers base spread across largest economies

2025 polymetallic business revenue
(by customer location) [1]



Others
China
3%
12%
Japan
6%
Europe
36%
10%
Other Asia
13%
Canada
20%
USA

Low-carbon, responsibly sourced credentials

Low-carbon leadership in Class 1 Ni[2]

- 1st quartile CO_2 emissions

Voisey's Bay indigenous engagement

- 70% of spending locally
- 25% of workforce

Long Harbour responsible sourcing

- Copper Mark's Joint Due Diligence[3]
- RMI Cobalt Refiner Standards[3]

[1] 2025 production. Polymetallic assets includes Sudbury, Voisey's Bay, Onça Puma, Thompson, PTVI, and refineries. Revenues are presented before the effects of streaming arrangements. [2] Sudbury and Long Harbour Class 1 nickel are reported as having the lowest scope 1 and 2 emissions (tCO2e/t Ni) according to the 2024 data from Skarn Nickel Industry GHG & Energy Q4 2025 v1.0 31-Oct-2025.
[3] Recognized international standards certifying responsible sourcing and due diligence practices across mineral supply chains.

VALE

Polymetallic business
Lower costs through productivity and by-products

All-in sustaining costs (AISC)
'000 US$/t Ni


12.0-13.5
2026 All-in Costs Guidance
(further upside from by products price)[1]
~27
~25
~17
~11
~18
~17
~12
~8
Sustaining
All-in costs
2023
2024
2025
1Q26

Improving production performance
- Voisey's Bay Ni production increasing
- Onça Puma 2nd furnace record Ni production

Cost control in inflationary environment
- Controllable Opex and Capex improvements delivered
- Low exposure to sulfur price inflation

Strong metal price momentum
- Robust prices for copper, cobalt and PGM

AISC of ~US$ 11k/t in 1Q26
- Sustaining Capex well controlled
- Competitiveness through-the-cycle

VALE

Polymetallic business
Strong performance driving earnings and cash generation

Nickel EBITDA generation[1] – *US$ million*

Nickel price (US$/t)	16,000	18,000	20,000
2026	~1,150	~1,550	~2,000
2027	~1,600	~2,000	~2,450

Nickel free cash flow generation[1] – *US$ million*

Nickel price (US$/t)	16,000	18,000	20,000
2026	~5	~350	~700
2027	~300	~650	~1,000

Potential for ~US$ 1 billion in free cash flow, backed by strong operational performance and positive price momentum

[1] Assuming analysts' consensus prices for 2026 of: US$ 12,660/t for copper; US$ 54,650/t for cobalt; US$ 5,000/tr oz for gold; 2,170/tr oz for Platinum and US$ 1,680/tr oz for Palladium; and for 2027 of: US$ 12,220/t for copper; US$ 48,550/t for cobalt; US$ 5,000/tr oz for gold; 2,070/tr oz for Platinum and US$ 1,500/tr oz for Palladium.

VALE

Polymetallic business

Evaluating further upside potential in current districts

Reserves & Resources – *Mt metal contained*[1]


CANADA
1.5
1.3
1.3
1.1
INDONESIA[2]
3.0
2.5
1.5
0.7
BRAZIL
Nickel Reserves
Nickel Resources
Copper Reserves
Copper Resources

+	Cobalt	Platinum	Palladium	Gold
	55|42 kt	2.4|1.3 Moz	2.7|1.8 Moz	0.9|0.5 Moz

Mineral reserves | Mineral resources – contained metal

Low-capital intensity expansions

- Maximizing margins by increasing own-source feed
- Mill debottlenecking at Sudbury and Voisey's Bay

Expanding polymetallic exposure

- Expanding exploration into Cu-PGM rich areas
- Developing of copper-rich orebodies

Extending district potential

- Leveraging existing infrastructure
- Unlocking untapped exploration potential

[1] All statements in VBM ownership basis, which is 100 per cent for the properties in Brazil and Canada; while for Indonesia it is 33.9 per cent for PTVI and 80 per cent for Hu'u. VBM is owned 90 per cent by Vale S.A. and 10 per cent by Manara Minerals. [2] PTVI nickel reserves and resources (PTVI is 33.9% owned by VBM).

VALE

Building a compelling critical minerals platform

Product portfolio well-positioned for geopolitical landscape
supplying Cu, high-purity Ni, Co, PMs and PGMs to attractive end-use markets

Integrated, responsible and low-carbon value chain
with processing complexes operating in strategic, low-risk jurisdictions

Resilient operations and repeatable performance
with engaged people delivering safe, consistent and efficient production

Unique growth pipeline of low-risk, high-return projects
with transformed approach to project development, execution and exploration

Strong EBITDA, free cash flow delivery and healthy balance sheet
from copper and polymetallic businesses self-funding future growth

VALE

Competitiveness through-the-cycle

Alfredo Santana
Chief Operating Officer
Vale Base Metals



Long Harbour port and storage

A system designed to drive consistency

Safety First

Culture of "chronic unease"

Stable & Capable

Performance improvement is now structural, not episodic

Reliable Best-in-Class

Efficiency for long-term value creation

Strengthened the fundamentals to make high performance repeatable

Decentralized model driving accountability and agility

Critical investment in technical needs of assets

VALE

A sustainable performance starts with safety

Our Safety Journey

Culture | **Leadership development** | **Systems**

Developing a culture of "chronic unease"

Zero fatalities
And no life-changing injuries

2 N2 events
High-potential injuries YTD

2 P events
Process safety events YTD

2.93 TRIFR
Total recordable injury frequency rate YTD

Voisey's Bay: Mill reaching 2.8 Mtpy with structural performance gains


Voisey's Bay SAG mill


Ore milled – ktpd
3
2
1
0
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26[1]

~2.8 Mtpy run rate (ytd)

Mine ramp-up largely completed

Focus on productivity and reliability

- Predictive monitoring reducing failure across fixed assets
- Tele-remote mining
- SAG liner upgrade: +15% efficiency

[1] Quarter to date (end of May)

Long Harbour: Scaling up while improving costs and reliability


Long Harbour refinery


Nickel Production – *ktpy*
Ni
28
27.7
30.5
40.3
>45
2023
2024
2025
2026E[1]

Production increasing to >45 ktpy in 2026

Increasing own-source feed

- With Voisey's Bay mine ramp-up

Improved reliability

- 63 operating days added in 2025
- Advanced asset monitoring center supporting predictive maintenance

[1] Embedded in the nickel production guidance of 175–200 kt for 2026.

VALE

Sudbury: Driving efficiency to structurally reduce costs



Charger at a Sudbury underground mine

Efficiency program

Efficient mine design

- Standard designs for mine infrastructure
- Less rework; improved efficiency

Mine productivity

- Resequencing shift changes
- Reduced blast window

Maintenance & Contract optimization

- Reducing OEM contractors
- Building maintenance capability internally

~US$ 170 M gains by 2027

Creighton mine case:
Change in mine design and reduced blasting window

+9% in ore hoisted y/y[1]

+25% in development rate y/y[1]

[1] 2025 vs. 2024. Results achieved at Creighton mine.

Operational excellence driving results



Increasing production capacity through own sourced volumes
as mine ramp-ups provide stable feed flows to downstream facilities

Driving operational efficiency and reliability
through predictive maintenance, mining strategies and strong cost controls

Scaling best-in-class practices
making strong performance scalable and repeatable

VALE



Scalability and exploration upside

Chris McCleave

Chief Technical Officer

Vale Base Metals

Drill core at Voisey's Bay

VALE

Establishing a systematic approach to deliver growth

Improved Technical Rigor & Expertise

Built Base Metals best-in-class **technical talent**

Technical line of sight to Operations and Projects

Benchmarks & disciplined assumptions

Optimized technical plans extending mine life and debottlenecking plants

Business Planning Process

Resource Development Plan (**full potential**)

Quick, optimized, **multi-scenario** analysis

Disciplined connection from **strategy** to **budget**

Robust plan reducing AISC with built-in upside

Enhanced Project Delivery Model

Fit-For-Purpose, risk-based design

Early contractor **involvement**

Partnership execution with **aligned incentives**

Strategic partnerships to optimize portfolio

Disciplined Exploration

Brownfield-first, organic growth

Accelerate **definition below pits**

Disciplined **geological assumptions** through MIRA

Over 270 km of drilling in Canada in 2026[1]

[1] Source: press release of March 2026 on Vale Base Metals Reports 2025 Exploration Results and 2026 outlook. Considers drilling in Ontario and VNL operations.

Building long-term value through technical excellence

Maximize margins

Increase throughput through low-capital projects

Increase polymetallic endowment

Grow the business over time

Create optionality

Develop and deploy technology through in-house expertise & partnerships

Voisey's Bay: Expanding mill capacity for higher margins



CPF pilot plan

From ~2.8 Mtpy to 3.8 Mtpy by 2030

Maximizing product margins

- Low-cost own-sourced feed at Long Harbour
- Sustaining ~45 ktpy Ni production

Mine & mill debottleneck

- Mill: Coarse particle flotation (CPF)
- Mine: New materials handling & ventilation systems
- Tailings: storage facility upgrade
- Pre-feasibility study ongoing and FID by 2028

Exploration upside

- Mine life extension with orebodies open at depth and along strike

VALE

Voisey's Bay: Mineral endowment upside

Plan view shows clear potential extension of mineralized trends near our infrastructure...



0km 0.5km 1.0km
Potential Extension of Mineralized Trend
Reid Brook Mine
Discovery Hill Mine
Ovoid Mine
Eastern Deeps Mine
Far Eastern Deeps
Red Dog
Potential Extension of Mineralized Trend
Reid Brook Mine to Ryan's Pond (± 8,500 m)
Ryan's Pond

Note: line equals approximately 8,500m in distance.

...with upside at adjacent areas, where we already hold mineral rights:



0km 4km 8km

The disciplined geology analyses are enabled by:

- improved data
- machine learning predictive modeling

Sudbury: Low-capital expansion with high-value feed

Sudbury Clarabelle Mill: ore milled (Mtpy)


3,4
3,8
4,9
5.5 – 6
6 – 7
8.5 – 9
Further debottleneck opportunity (2030+)
2023A
2024A
2025A
2026E
2028E
Potential

Targeting up to 9 Mtpy throughput

Mine efficiency increase

- New mining methods and system optimization
- +10–35% in productivity in the next 5 years

Low-capital intensity mill expansion

- ~US$ 35/t milled[1]

Improving margins

- Increase in high-value own-source feed
- External feed as an optional lever

Copper-rich feed development

- Early works approved for NRSE (JV with Glencore); FID in 2027[2]
- Exploring other Cu-PGM-rich mineralization

1- Multi-phase investment for a total US$35/tpa; Current, Phase 01 in execution to achieve 6.2Mtpa, and Phase 02 approved to initiate execution (towards 7.2Mtpa)
2- Measured and Indicated Mineral Resources: 14.9Mt @ 4.09%Cu, 1.7%Ni, 0.55 g/t Au, 1.4 g/t Pt, 1.7 g/t Pd

Sudbury: Exploring world-class basin with untapped potential

Vale Base Metals claims overlapped with Sudbury basin and historical known deposits


0 5 10
Kilometers
A
A'
N
Coleman Mine (VBM)
Project NRSE/Victor (JV VBM|Glencore)
Garson Mine (VBM)
Stobie (VBM)
CCM Mine Complex (VBM)
VBM Sudbury Surface Plants (VBM)
Totten Mine (VBM)
Main Geological Contacts
Basin Infill Formations
Sudbury Igneous Contact (SIC)
Sudbury Deposits
Sudbury Area Mining Rights
Vale Base Metals
Other Peers

Source: VBM Internal Analysis (2023)

Sudbury North-Range – an example of prolific area in the basin
Inclined Longitudinal 3D View looking NE


A
A'
N
VBM Exploration Targets
Coleman Mine (VBM)
Glencore Mines
Magna Mines
Onapping Depth (Glencore)
Norman West (Glencore)
VBM
Legend
Property Boundaries
Mineralization
Sudbury SIC Geological Contact Concept (3D)
100m radius drillhole information

Source: VBM Internal Analysis (2023)

Is there more potential than what we know thus far? *(Conceptual)*


False Contact
Repeated Contact
Unexplored Footwall
Interpreted Contact
Hidden Deposit
Sudbury Igneous Complex
Footwall
Fault
Hidden Deposit
Sudbury Igneous Complex
Footwall
Historical Drilling
Fractionated contact sulphides
Hidden Footwall Deposit
Sudbury Igneous Complex
Footwall

Source: VBM Internal Analysis (2023)

Note: This slide presents conceptual geological interpretations only, which remain open to interpretation and are speculative in nature; insufficient exploration has been completed to estimate a Mineral Resource under S-K 1300. The information shown should not be relied upon for economic evaluation or investment decisions.

Applying technology to create value and build flexibility

Leveraging world-class infrastructure and in-house expertise

Improve safety and productivity




Medium
High
Peak

AI-enabled vision controls

- Safety: collision avoidance & ground control inspection
- Productivity: mobile equipment cycles and geolocation
- Strategic partnership with LoopX

Develop optionality


Dryer
Operation vessels
Distillation column and auxiliary system
Scrubbers, filters, compressors, etc.
Holding Tanks

Leveraging carbonyl technology

- Exploring MHP feedstock to carbonyl processes
- Enabling supply chain flexibility, reducing risks
- Optimized sourcing contracts

VALE

Strong technical expertise leveraging endowment

Systematic approach to deliver projects that maximize margins
via low-capital intensity debottlenecking and new processes implementation

Targeting the polymetallic nature of mining districts
enabling growth in areas with existing capital employed

Upside potential from world-class polymetallic basin
through active exploration and innovation portfolio



Nickel pellets
packed at Clydach

A dual-engine company

Marcelo Bacci
Chief Financial Officer
Vale S.A.

VALE

Enhancing competitiveness across the board at VBM

	Production (kt) 2023	Production (kt) 2026	Change	All-in costs ('000 US$/t) 2023	All-in costs ('000 US$/t) 2026	Change	EBITDA consensus[1] (US$ bn) 2023	EBITDA consensus[1] (US$ bn) 2026	Change
Cu (29)	327	350–380	~15%	3.4	1.0–1.5	~70%	1.1	3.7	~235%
Ni (28)	165	175–200	~20%	16.9	12.0–13.5	~30%	0.8	1.2	~55%

Higher margins driven by strong execution and lower costs

- **Structural productivity gains in the value chain**
- **Consistent and controlled execution**
- **Strong metals price momentum**

[1] Proforma EBITDA consensus based on estimates from BMO, BofA, Bradesco, BTG, Citi, CICC, Deutsche Bank, HSBC, Itaú, Jefferies, Morgan Stanley, RBC, Scotiabank, UBS, and Wells Fargo.

VALE

VBM driving Vale's diversification into critical minerals

A fast-growing base metals business

Cu (29)
- Pipeline of low capital intensity projects
- Significant resource potential

Ni (28)
- Leading critical minerals supplier
- Well-positioned in geopolitical landscape
- Consistently increasing competitiveness

Increasing EBITDA diversification

VBM % of Vale EBITDA


10%
22%
~28%
30-35%
2024
2025
2026 consensus
LT potential[1]

[1] Assuming analysts' long-term consensus prices for copper, nickel and gold as of May 2026 applied to the guided growth plans for iron ore, nickel and copper.

VALE

Additional value to drive superior returns

FCF yield 2026 vs. diversified peers[1], consensus – %


8.6%
VBM contribution
5.3%
4.8%
4.8%
Vale
Peer 1
Peer 2
Peer 3

Unlocking strong cash flow generation
Potential FCF of US$ ~1.5 bn from VBM in 2026[2]

FCF yield higher than peers[1]
Vale's FCF yield @8.6% vs peers @4.8–5.3%

Strong shareholder remuneration
Healthy dividends and ongoing buyback program

[1] Peers refer to diversified peers, comprising BHP, Rio Tinto and Glencore. FCF yield as of June 8, 2026. [2] In line with the VBM's Free Cash Flow estimate disclosed on March 31, 2026. Based on consensus prices applied to production, all-in costs and Capex guidances for VBM in 2026. Includes Copper, Nickel and Other Vale Base Metals segments.

Positioning Vale as a dual-engine company

Resilient cashflow generation
Risk management and strong business fundamentals

Disciplined capital allocation
Consistent balance between growth and shareholder returns

Structural cost reduction in copper and nickel
Operational improvements and supportive market conditions

VBM increasing share in Vale's portfolio
Reflecting Vale's diversification ambition

Shareholder value being delivered
Attractive shareholder returns across the cycle


VALE
Analyst &
Investor Tour 2026
Thank you.
VALE